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Austin, Texas 78738
Office: (512) 538-2300
www.shpreit.com

May 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Shannon Menjivar

Attention: Mr. Jeffrey Lewis

RE:         Summit Hotel Properties, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed February 26, 2021

File No. 001-35074

Dear Ms. Menjivar and Mr. Lewis:

This letter is being submitted in response to the comment letter dated May 21, 2021 of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) regarding the Form 10-K for the fiscal year ended December 31, 2020 filed by Summit Hotel Properties, Inc. (the “Company”) on February 26, 2021.

For the Staff’s convenience, the Staff’s comment appears below in italics with the Company’s response to the comment set out immediately below it.

Form 10-K for the fiscal year ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 49.

1.	We note your response to comment 1. As the provision for credit losses does not appear to be an impairment charge we do not believe the FFO measure, as presented, meets the NAREIT definition. Please revise the caption of the measure or remove the adjustment to arrive at FFO. In addition, the adjustment does not appear to be consistent with your definition of EBITDAre and may be more consistent with your definition of Adjusted EBITDAre. Please revise or advise.

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United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

May 25, 2021

RESPONSE:

In response to the Staff’s comment, for all future filings with the SEC, we will remove the adjustment for provision for credit losses from our calculations of funds from operations (“FFO”) and earnings before income taxes, depreciation and amortization for real estate (“EBITDAre”). We will instead include those adjustments only in our calculations of adjusted FFO (“AFFO”) and adjusted EBITDAre. In both cases, we will include appropriate disclosures of our calculations of AFFO and adjusted EBITDAre such that our rationale for including such adjustments in those non-GAAP financial measures is clear.

We have reviewed the Staff’s comment and this response with our Audit Committee. If you have any questions or comments regarding our response above, please do not hesitate to call the undersigned at 512-538-2302.

Very truly yours,

/s/ Jonathan P. Stanner

Jonathan P. Stanner
President & Chief Executive Officer

Cc:         Christopher R. Eng, General Counsel & Chief Risk Officer

David C. Wright, Hunton Andrews Kurth LLP

Mark W. Wickersham, Hunton Andrews Kurth LLP

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